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                                                           OMB APPROVAL
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                                                  Expires:
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                                                  hours per response ....... 0.5
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No.  )


                             TriVantage Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89684R 10 6

--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 July 11, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 5  Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.89684R 10 6                   13D                   Page  2 of 6  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SITESTAR CORPORATION
        IRS ID NO. 88-0397234

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Incorporated under the laws of the State of Nevada

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         176,660,280

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         176,660,280

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

CUSIP No.89684R 10 6                   13D                   Page  3 of 6  Pages
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  176,660,280

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                90.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                               HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89684R 10 6                13D                   Page  4  of  6 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

(a) Name of Issuer: TriVantage Group, Inc. (fka PageActive Holdings, Inc.)
(b) Title of Class of Securities: Common Stock, $0.001 Par Value
    Cusip No. 89684R 10 6
(c) Address of Issuer's Principal Executive Offices:
     15303 Ventura Boulevard, Suite 1510
     Sherman Oaks, CA  91403

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)Name of Person Filing:  Sitestar Corporation,a Nevada corporation

     (b)Address of Principal Business Office:
          15303 Ventura Boulevard, Suite 1510
          Sherman Oaks, CA  91403

          Management:        Frederick T. Manlunas, Executive Chairman
                             Clinton D. Sallee, President and Director
                             Kevork Zoryan, Director

     (c) Holding Company

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Consideration consisted of all the issued and outstanding common stock of Sitestar Applied Technologies, Inc., a wholly-owned subsidiary of the reporting person, in exchange for approximately 90% of the common stock of the Issuer.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The reporting person intended to acquire a majority interest in the Issuer by means of a Plan of Reorganization and Acquisition between the Issuer, Sitestar Applied Technologies, Inc., and the Reporting Person

--------------------------------------------------------------------------------

CUSIP No. 89684R 10 6                 13D                   Page  5  of 6 Pages


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) Shares owned by the Reporting Person: 176,660,280
          Percentage of outstanding shares of Issuer owned by the Reporting
          Person: 90.2%

     (b)  Number of Shares Beneficially Owned by the Reporting Person with
               SOLE VOTING POWER:             176,660,280

               SHARED VOTING POWER:               0

               SOLE DISPOSITIVE POWER:        176,660,280

               SHARED DISPOSITIVE POWER:           0

     (c)   None

     (d)   Not applicable

     (e)   Not applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As a result of the Plan of Reorganization and Acquisition between the Issuer, Sitestar Applied Technologies, Inc. ("Sitestar"), a wholly-owned subsidiary of the Reporting Person, and the Reporting Person, Sitestar became a wholly-owned subsidiary of the Issuer and the Reporting Person became the majority shareholder owning 176,660,280 shares. The directors of the Reporting Person were elected directors of the Issuer and the Issuer's name was changed to TriVantage Group, Inc.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     The following exhibit is attached hereto and incorporated herein by this reference:

Exhibit "1":   Plan of Reorganization and Acquisition between PageActive
               Holdings, Inc., Sitestar Applied Technologies, Inc. and Sitestar
               Corporation, effective July 11, 2001.

--------------------------------------------------------------------------------

CUSIP No.89684R 10 6                   13D                   Page  6 of 6  Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  August 22, 2001
                                        ----------------------------------------
                                                         (Date)

                                             SITESTAR CORPORATION

                                        BY:  /s/ Frederick T. Manlunas
                                        ----------------------------------------
                                                       (Signature)


                                        Frederick T. Manlunas/Executive Chairman
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Exhibit "1"

                     PLAN OF REORGANIZATION AND ACQUISITION
                                    BY WHICH
                            PAGEACTIVE HOLDINGS, INC.
                             (A NEVADA CORPORATION)
                                  SHALL ACQUIRE
                       SITESTAR APPLIED TECHNOLOGIES, INC.
                             (A NEVADA CORPORATION)
                            FROM SITESTAR CORPORATION
                             (A NEVADA CORPORATION)

    This PLAN OF REORGANIZATION AND ACQUISITION ("Agreement") is made and dated this 1st day of June, 2001 by and between the above referenced corporations, and shall become effective on "the Closing Date" as defined herein.

                            I. THE INTERESTED PARTIES

A. THE PARTIES TO THIS AGREEMENT

    1.  PageActive, Holdings, Inc., a Nevada corporation ("PageActive").

    2.  Sitestar Applied Technologies, Inc., a Nevada corporation ("Sitestar").

    3. Sitestar Corporation, a Nevada corporation, owner of 100% of the outstanding stock of Sitestar ("Shareholder").

    4. PageActive, Sitestar, and the Shareholder may be referred to collectively herein as the "Parties."

                                  II. RECITALS

A. THE CAPITAL OF PAGEACTIVE AND SITESTAR

    1. The capital of PageActive consists of 50,000,000 shares of common stock, $0.001 par value, authorized, of which 19,129,920 are issued and outstanding as of the date of this Agreement, and 10,000,000 shares of preferred stock, $.001 par value, authorized, of which none are issued and outstanding as of the date of this Agreement.

    2. The capital of Sitestar consists of 1,500 shares of common stock, no par value, authorized, of which all 1,5000 shares are issued to Sitestar Corporation, a Nevada corporation.

B. THE BACKGROUND FOR THE ACQUISITION

    PageActive desires to acquire Sitestar and the directors and shareholders of Sitestar wish to be acquired by a public company.


                   III. CONDITIONS PRECEDENT TO REORGANIZATION

A. DIRECTOR APPROVAL

    The Board of Directors of the Parties respectively shall have determined that it is advisable and in the best interests of each of them and both of them to proceed with the acquisition by PageActive of Sitestar, in accordance with IRS Section 354(a) and 368(a).

                                      1-1

B. SHAREHOLDER APPROVAL

    The shareholders of the Parties shall have approved the acquisition and this Agreement and each shall have been approved and adopted by the Board of Directors of the Parties in a manner consistent with the laws of its respective jurisdiction and its respective constituent documents.

C. EFFECTIVE DATE

    This Plan of Reorganization and Acquisition shall become effective on a date designated hereinafter as the "Closing Date"; provided that the following conditions precedent shall have been met, or waived in writing by the Parties:

    1. On or prior to the Closing, PageActive shall have increased its authorized capital to 300,000,000 common shares.

    2. Each Party shall have furnished to the other Party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. If any Party determines that there is a reason not to complete this Plan of Reorganization and Acquisition as a result of their due diligence examination, then they must give written notice to the other Parties prior to the expiration of the due diligence examination period. The Due Diligence period, for purposes of this paragraph, shall expire on a date determined by the Parties, which shall be no later than sixty days after the Closing Date.

    3. This Plan of Reorganization and Acquisition shall have been approved by the holders of more than one-half of the common shares of the Parties.

    4. The rights of all dissenting shareholders, if any, of each Party shall have been satisfied and the Board of Directors of each Party shall have determined to proceed with this Plan of Reorganization and Acquisition.

    5. All of the terms, covenants and conditions of this Plan of Reorganization and Acquisition to be complied with or performed by each Party for Closing shall have been complied with, performed or waived in writing.

    6. The representations and warranties of the Parties, contained in this Plan of Reorganization and Acquisition, as herein contemplated, except as amended, altered or waived by the Parties in writing, shall be true and correct in all material respects at the Closing Date with the same force and effect as if such representations and warranties are made at and as of such time; and each Party shall provide the other with a corporate certificate, of a director of each Party, dated the Closing Date, to the effect, that all conditions precedent have been met, and that all representations and warranties of such Party are true and correct as of that date. The form and substance of each Party's certification shall be in form reasonably satisfactory to the other.

                                      1-2

D. TERMINATION

    This Plan of Reorganization and Acquisition may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of the Parties: (i) by mutual consent of the Parties; or (ii) by any Party if any other Party is unable to meet the specific conditions precedent applicable to its performance within a reasonable time. In the event that termination of this Plan of Reorganization and Acquisition occurs, as provided above, this Plan of Reorganization and Acquisition shall forthwith become void and there shall be no liability on the part of any Party or its respective officers and directors.

                             IV. PLAN OF ACQUISITION

A. REORGANIZATION AND ACQUISITION

    PageActive and Sitestar are hereby reorganized, such that PageActive shall acquire all the capital stock of Sitestar with all of its current assets, liabilities and businesses, and Sitestar shall become a wholly owned subsidiary of PageActive Holdings, Inc. PageActive Holdings, Inc. shall change its corporate name to TriVantage Group, Inc. or a substantially similar name and shall increase the number of authorized shares of common stock to 300,000,000.

B. SURVIVING CORPORATION

    Both PageActive and Sitestar shall survive the Reorganization herein contemplated and shall continue to be governed by the laws of their respective jurisdiction. The resulting parent corporation is the entity responsible for the rights of dissenting shareholders.

C. SURVIVING ARTICLES OF INCORPORATION

    The Articles of Incorporation of both PageActive and Sitestar shall remain in full force and effect, unchanged.

D. SURVIVING BYLAWS

    The Bylaws of both PageActive and Sitestar shall remain in full force and effect, unchanged.

E. ISSUANCE OF STOCK

    At Closing, PageActive shall issue and deliver the appropriate number of stock certificates to Sitestar representing a total of 176,660,280 newly issued shares of its common stock.

    Also at the Closing, Sitestar shall issue and deliver a stock certificate to PageActive representing a total of 100% of the issued and outstanding capital stock of Sitestar.

                                      1-3

F. OTHER CONDITIONS OF ACQUISITIONS

     1. Sitestar shall own all of the assets it currently owns except as may be sold or transferred in the ordinary course of business;

     2. Employment agreements will be in place for all key employees of Sitestar;

     3. Subject to the Closing of the transaction, the present directors of PageActive shall resign and the following nominees of Sitestar shall be elected to serve in their stead: Frederick T. Manlunas, Clinton J. Sallee and Kevork Zoryan; and

     4. Sitestar shall pay the following transaction fees:

         a. An investment banking fee equal to the amount of cash in the bank of PageActive on the date of closing of the transaction, payable to PageActive's investment banker, Winthrop Venture Management, Inc. Earl
         T. Shannon, President, Secretary, Treasurer, and a Director of our company, is the sole officer, director, and shareholder of Winthrop Venture Management, Inc.

         b. A management bonus of $50,000 payable to PageActive management at closing, subject to required withholding of federal and state income taxes.

         c. A consulting fee of a total of $100,000, payable over 15 months ($6,667 per month), for the services of Earl T. Shannon to act as a consultant to Sitestar Corporation and Sitestar to ease the transition and provide any services requested by management of Sitestar.

G. FURTHER ASSURANCE, GOOD FAITH AND FAIR DEALING

    The Directors of each Party shall and will execute and deliver any and all necessary documents, acknowledgments and assurances and do all things proper to confirm or acknowledge any and all rights, titles and interests created or confirmed herein; and all Parties covenant hereby to deal fairly and in good faith with each other and each others shareholders.

                V. GENERAL MUTUAL REPRESENTATIONS AND WARRANTIES

     The purpose and general import of the Mutual Representations and Warranties are that each Party has made appropriate full disclosure to the others, that no material information has been withheld, and that the information exchanged is accurate, true and correct.

A. ORGANIZATION AND QUALIFICATION

    Each Party warrants and represents that it is duly organized and in good standing, and is duly qualified to conduct any business it may be conducting, as required by law or local ordinance.


                                      1-4

B. CORPORATE AUTHORITY

     Each Party warrants and represents that it has corporate authority, under the laws of its jurisdiction and its constituent documents, to do each and every element of performance to which it has agreed, and which is reasonably necessary, appropriate and lawful, to carry out this Agreement in good faith.

     C. OWNERSHIP OF ASSETS AND PROPERTY

     Each Party warrants and represents that it has lawful title and ownership of its property as reported to the other, and as disclosed in its financial statements.

D. ABSENCE OF CERTAIN CHANGES OR EVENTS

     Each Party warrants and represents that there are no material changes of circumstances or events which have not been fully disclosed to the other Party, and which, if different than previously disclosed in writing, have been disclosed in writing as currently as is reasonably practicable.

E. ABSENCE OF UNDISCLOSED LIABILITIES

     Each Party warrants and represents specifically that it has, and has no reason to anticipate having, any material liabilities which have not been disclosed to the other, in the financial statements or otherwise in writing.

F. LEGAL PROCEEDINGS

     Each Party warrants and represents that there are no legal proceedings, administrative or regulatory proceeding, pending or suspected, which have not been fully disclosed in writing to the other.

G. NO BREACH OF OTHER AGREEMENTS

     Each Party warrants and represents that this Agreement, and the faithful performance of this Agreement, will not cause any breach of any other existing agreement, or any covenant, consent decree, or undertaking by either, not disclosed to the other.

H. CAPITAL STOCK

     Each Party warrants and represents that the issued and outstanding shares and all shares of capital stock of each Party, is as detailed herein, that all such shares are in fact issued and outstanding, duly and validly issued, were issued as and are fully paid and non-assessable shares, and that, other than as represented in writing, there are no other securities, options, warrants or rights outstanding, to acquire further shares of such Party, except as has been disclosed to the other Party.

                                      1-5

I. BROKERS' OR FINDER'S FEES

     Other than as described herein, each Party warrants and represents that it is aware of no claims for brokers' fees, or finders' fees, or other commissions or fees, by any person not disclosed to the other, which would become, if valid, an obligation of either Party.

                               VI. INDEMNIFICATION

     Sitestar and the Shareholder shall, and from and after the Closing Date, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of PageActive (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of PageActive whether pertaining to any matter existing or occurring at or prior to the Closing Date and whether asserted or claimed prior to, or at or after, the Closing Date ("Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case, to the full extent a corporation is permitted under the NRS to indemnify directors or officers.

     Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Closing Date), (i) the Indemnified Parties may retain counsel satisfactory to them and Sitestar and the Shareholder shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefore are received; and (ii) Sitestar and the Shareholder shall use all reasonable efforts to assist in the vigorous defense of any such matter, provided that Sitestar and the Shareholder shall not be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under this section, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Sitestar and the Shareholder (but the failure so to notify shall not relieve a party from any liability which it may have under this section except to the extent such failure prejudices such party), and shall deliver to Sitestar and the Shareholder the undertaking contemplated by the applicable sections of the NRS. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. PageActive and Sitestar and the Shareholder agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Closing Date, shall survive the reverse acquisition and shall continue in full force and effect for a period of not less than seven years from the Closing Date; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

                                      1-6

     The provisions of this section are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives and shall be binding upon all successors and assigns of Sitestar and the Shareholder.

                       VII. DEFAULT, AMENDMENT AND WAIVER
A. DEFAULT

     Upon a breach or default under this Agreement by any of the Parties (following the cure period provided herein), the non-defaulting party shall have all rights and remedies given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. Notwithstanding the foregoing, in the event of a breach or default by any Party hereto in the observance or in the timely performance of any of its obligations hereunder which is not waived by the non-defaulting Party, such defaulting Party shall have the right to cure such default within 15 days after receipt of notice in writing of such breach or default.

B. WAIVER AND AMENDMENT

    Any term, provision, covenant, representation, warranty, or condition of this Agreement may be waived, but only by a written instrument signed by the Party entitled to the benefits thereof. The failure or delay of any party at any time or times to require performance of any provision hereof or to exercise its rights with respect to any provision hereof shall in no manner operate as a waiver of or affect such party's right at a later time to enforce the same. No waiver by any Party of any condition, or of the breach of any term, provision, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or waiver of any other condition or of the breach of any other term, provision, covenant, representation, or warranty. No modification or amendment of this Agreement shall be valid and binding unless it be in writing and signed by all Parties hereto.

                               VIII. MISCELLANEOUS
A. EXPENSES

     Whether or not the transactions contemplated hereby are consummated, each of the Parties hereto shall bear all taxes of any nature (including, without limitation, income, franchise, transfer, and sales taxes) and all fees and expenses relating to or arising from its compliance with the various provisions of this Agreement and such Party's covenants to be performed hereunder, and except as otherwise specifically provided for herein, each of the Parties hereto agrees to pay all of its own expenses (including, without limitation, attorneys and accountants' fees, and printing expenses) incurred in connection with this Agreement, the transactions contemplated hereby, the negotiations leading to the same and the preparations made for carrying the same into effect, and all such taxes, fees, and expenses of the Parties hereto shall be paid prior to Closing.

                                      1-7

B. NOTICES

     Any notice, request, instruction, or other document required by the terms of this Agreement, or deemed by any of the Parties hereto to be desirable, to be given to any other party hereto shall be in writing and shall be given by facsimile, personal delivery, overnight delivery, or mailed by registered or certified mail, postage prepaid, with return receipt requested, to the following addresses:

     TO PAGEACTIVE:           PageActive Holdings, Inc.
                              Attn: Earl T. Shannon, President
                              318 N. Carson Street, Suite 208
                              Carson City, NV 89701
                              Telephone: (954) 474-8177
                              Fax: (954) 474-8577

     WITH COPY TO:            Senn Palumbo Meulemans, LLP
                              Attn: Lynne Bolduc, Esq.
                              18301 Von Karman Avenue, Suite 850
                              Irvine, CA 92612

     TO SITESTAR AND/OR       Sitestar Applied Technologies, Inc. and/or
     THE SHAREHOLDER:         Sitestar Corporation
                              Attn: Frederick T. Manlunas, Executive Chairman
                              16133 Ventura Boulevard, Suite 635
                              Encino, CA 91436
                              Telephone: (818) 981-4519
                              Fax: (818) 981-2658

    The persons and addresses set forth above may be changed from time to time by a notice sent as aforesaid. If notice is given by facsimile, personal delivery, or overnight delivery in accordance with the provisions of this Section, said notice shall be conclusively deemed given at the time of such delivery. If notice is given by mail in accordance with the provisions of this Section, such notice shall be conclusively deemed given seven days after deposit thereof in the United States mail.

C. ENTIRE AGREEMENT

    This Agreement, together with any schedules and exhibits hereto, sets forth the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understandings related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant, or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied in this Agreement, or in the schedules or exhibits hereto or the written statements, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant, or condition not so set forth.

                                      1-8

D. SURVIVIAL OF REPRESENTATIONS

    All statements of fact (including financial statements) contained in the schedules, the exhibits, the certificates, or any other instrument delivered by or on behalf of the Parties hereto, or in connection with the transactions contemplated hereby, shall be deemed representations and warranties by the respective Party hereunder. All representations, warranties, agreements, and covenants hereunder shall survive the Closing and remain effective regardless of any investigation or audit at any time made by or on behalf of the Parties or of any information a party may have in respect hereto. Consummation of the transactions contemplated hereby shall not be deemed or construed to be a waiver of any right or remedy possessed by any party hereto, notwithstanding that such party knew or should have known at the time of Closing that such right or remedy existed.

E. INCORPORATION BY REFERENCE

    The schedules, exhibits, and all documents (including, without limitation, all financial statements) delivered as part hereof or incident hereto are incorporated as a part of this Agreement by reference.

F. REMEDIES CUMULATIVE

     No remedy herein conferred upon the Parties is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

G. EXECUTION OF ADDITIONAL DOCUMENTS

     Each Party hereto shall make, execute, acknowledge, and deliver such other instruments and documents, and take all such other actions as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

H. GOVERNING LAW

   This Agreement has been negotiated and executed in the State of California and shall be construed and enforced in accordance with the laws of such state.

I. FORUM

     Each of the Parties hereto agrees that any action or suit which may be brought by any party hereto against any other party hereto in connection with this Agreement or the transactions contemplated hereby may be brought only in a federal or state court in Orange County, California.

J. PROFESSIONAL FEES

     In the event any Party hereto shall commence legal proceedings against the other to enforce the terms hereof, or to declare rights hereunder, as the result of a breach of any covenant or condition of this Agreement, the prevailing party in any such proceeding shall be entitled to recover from the losing party its costs of suit, including reasonable attorneys' fees, accountants' fees, and experts' fees.

                                      1-9

K. BINDING EFFECT AND ASSIGNMENT

    This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective heirs, executors, administrators, legal representatives, and assigns.

L. COUNTERPARTS; FACSIMILE SIGNATURES

    This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Parties agree that facsimile signatures of this Agreement shall be deemed a valid and binding execution of this Agreement.

    This PLAN OF REORGANIZATION AND ACQUISITION is executed on behalf of each Party by its duly authorized representatives, and attested to, pursuant to the laws of its respective place of incorporation and in accordance with its constituent documents.



PAGEACTIVE HOLDINGS, INC.,
a Nevada corporation

/s/ EARL T. SHANNON
-------------------
BY: Earl T. Shannon
ITS: President, Secretary, Treasurer


SITESTAR APPLIED TECHNOLOGIES, INC.

/s/ FREDERICK T. MANLUNAS
-------------------------
BY: Frederick T. Manlunas
ITS: Executive Chairman


SITESTAR CORPORATION

/S/ FREDERICK T. MANLUNAS
-------------------------
BY: Frederick T. Manlunas
ITS: Executive Chairman



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